Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1188 West Georgia Street

Vancouver, British Columbia V6E 4A2

2.	Date of Material Change:

The material change described in this report occurred on November 25, 2025.

3.	News Release:

On November 25, 2025, Gold Royalty Corp. (the “Company”) issued a news release (the “News Release”) through the facilities of CNW Canada Newswire, a copy of which has been filed on SEDAR+.

4.	Summary of Material Change:

On November 25, 2025, the Company entered into an amendment agreement with the Bank of Montreal and National Bank Capital Markets to amend and upsize its existing revolving credit facility (the “Facility”). As a condition to the expanded Facility, the Company completed an early redemption and conversion of its outstanding 10% unsecured convertible debentures due in 2028 (the “Debentures”).

5.	Full Description of Material Change:

On November 25, 2025, the Company entered into an amendment agreement with the Bank of Montreal and the National Bank Capital Markets to, among other things, amend and upsize the Facility. As a condition to the expanded Facility, the Company completed an early redemption and conversion of the Debentures.

Amended Facility

Pursuant to the sixth amendment agreement dated November 25, 2025, the Company amended its existing Facility. The Facility now consists of a US$75 million secured revolving credit line, with an accordion feature allowing for up to an additional US$25 million in availability, subject to certain conditions, for a total maximum of US$100 million. The maturity date of the Facility has been extended from March 31, 2028, to November 25, 2028.

The Facility, secured against the assets of the Company, will be available for general corporate purposes and to finance acquisitions and investments and may be drawn in U.S. dollar base rate advances or term benchmark advances. Under the amended Facility, term benchmark advances will bear interest at a rate equal to the Secured Overnight Financing Rate (SOFR) plus a margin ranging from 2.5% to 3.5% based on the Company’s applicable leverage ratio. U.S. dollar base rate advances bear interest at a rate equal to a base rate plus applicable margin. The Facility is subject to a standby fee ranging from 0.56% to 0.79% on the unused portion of the Facility based on the Company’s leverage ratio. The Facility includes customary financial covenants, including a net leverage ratio and interest coverage ratio.

The amendment to the Facility was subject to customary conditions and the retirement of at least 75% of the principal amount of the Debentures.

Redemption of Debentures

An aggregate of US$40 million in principal amount of the Debentures was issued by the Company in December 2023, consisting of US$30 million in principal amount held by Queen’s Road Capital Investment Ltd. (“QRC”) and US$10 million in principal amount held by Taurus Mining Royalty Fund L.P., a fund managed by Taurus Funds Management Pty Limited. In connection with, and as a condition to the Facility amendment, the Company, with the consent of the holders of the debentures, entered into a supplemental indenture with the trustee under its existing Debentures allowing it to, among other things, exercise its existing redemption rights under their terms.

Under the existing Debentures, the Company had the pre-existing right to cause the early redemption of the Debentures in December 2026. Pursuant to the amendment, with the consent of the holders of the Debentures, the Company amended the terms of the Debenture to allow it to exercise such right immediately. The existing terms of the Debentures provided that, on exercise of the Company’s early redemption rights, the holders could elect to convert their debentures to common shares of the Company at a conversion price of US$1.75, being equal to a 20% premium to the 20-day volume-weighted average price (“VWAP”) of the Company’s common shares at the date the Debentures were originally issued. In the absence of early-redemption, the holders could also cause conversion prior to maturity in 2028 at a price of US$1.90 per share.

The conversion price relating to the redemption was unchanged at US$1.75 per common share. In connection with the early redemption and the amendment to the Debentures, the holders of the Debentures received a partial make-whole payment equal to the interest that would be payable on the Debentures until December 15, 2026, which was satisfied by the Company on the same basis as prior interest payments under the Debentures by paying 70% in cash and 30% in common shares at a price of US$3.59 per share, being equal to the 20-trading day VWAP of the Company’s common shares at the time of redemption.

As a result of the transaction, the Company issued a total of 23,288,896 common shares to the holders of the Debentures and the entire principal amount outstanding of the Debentures has been eliminated.

The early redemption and conversion of the Debentures is considered a “related party transaction” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as QRC is a company whose chairman and CEO, Warren Gilman, is also a director of the Company. The transaction is exempt from the formal valuation and minority shareholder approval requirements available under MI 61-101, as neither the fair market value of the subject matter of, nor the fair market value of the consideration thereunder, insofar as it involves related parties, exceeded 25% of the Company’s market capitalization. The terms of the early redemption and conversion of the Debentures, were reviewed and approved by the Company’s independent directors, after consultation with an independent financial advisor, and were approved unanimously by its board of directors, with Mr. Gilman abstaining as a result of his relationship with QRC.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Andrew Gubbels

Chief Financial Officer

Telephone: (604) 396-3066

9.	Date of Report:

November 25, 2025.